Exhibit 99.1

Execution Copy

FIRST AMENDING AGREEMENT dated as of April 25, 2016

BETWEEN:	IAMGOLD CORPORATION (as “Borrower”)

AND:	NATIONAL BANK OF CANADA DEUTSCHE BANK AG, CANADA BRANCH CITIBANK, N.A., CANADA BRANCH (each as “Lender”)

AND:	RESSOURCES QUÉBEC INC. (acting as new Lender)

AND:	NATIONAL BANK OF CANADA (acting as Agent for the Lenders)

RECITALS

a)	A credit agreement dated as of January 28, 2016 (as amended, restated or modified from time to time, the “Credit Agreement”) has been entered into among the Agent, the Borrower and the Lenders named therein.

b)	Pursuant to Section 2.9 of the Credit Agreement, the Borrower is entitled to request increases up to US$150,000,000 in the aggregate amount of the Credit.

c)	The Borrower has requested, pursuant to Section 2.9 of the Credit Agreement, a US$38,000,000 increase (the “Increase”) in the amount of the Credit.

d)	The Increase of the Credit will require additional commitments and Ressources Québec Inc. has accepted to provide a commitment for the full amount of the Increase as specified in Section 3 below.

e)	Ressources Québec Inc. qualifies as a permitted assignee under Section 10.2 of the Credit Agreement.

f)	The parties wish to amend the Credit Agreement in order to provide for the Increase.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Interpretation

1.1	Capitalized terms used herein and defined in the Credit Agreement have the meanings ascribed to them in the Credit Agreement unless otherwise defined herein.

1.2	Any reference to the Credit Agreement in any Loan Document (including any Security Document) refers to the Credit Agreement as amended hereby.

2.	Agreement by Lenders

Each of National Bank of Canada, Deutsche Bank AG, Canada Branch and Citibank, N.A. Canadian Branch hereby agrees (i) to the Increase being allocated in full to Ressources Québec Inc. and (ii) to the amount of the Increase not being a multiple of US$25,000,000.

3.	Amendment to Commitments

3.1	The Credit is hereby increased from US$100,000,000 to US$138,000,000 and the amount of the Increase (namely, US$38,000,000) is allocated to Ressources Québec Inc. After giving effect to the Increase, the total Commitment of each Lender in respect of the Credit is as specified in the attached Schedule as at the date hereof.

3.2	Upon this Agreement becoming effective, the Borrower’s remaining rights under Section 2.9 of the Credit Agreement will be reduced such that any additional increase to the Credit that may later be requested by the Borrower pursuant to such Section 2.9 may not exceed US$112,000,000.

4.	Conditions to Effectiveness

This Agreement will become effective on the date the Agent has confirmed to the Borrower and the Lenders signatory of this Agreement that this Agreement has been executed by all parties hereto and the payment of all fees and expenses owing by the Borrower to the Agent and the Lenders on the date of this Agreement (including the commitment fees pursuant to Section 7 of this Agreement).

5.	Confirmation

The Borrower and each other Obligors, by their acknowledgement of the terms of this Agreement, further confirms and acknowledges that their obligations under the Security Documents to which they are a party are still in full force and effect and that this Agreement does not reduce such obligations.

6.	Representations

The Borrower represents and warrants that (i) no Default is in existence as at the date hereof, and (ii) this Agreement and the Increase will not result in a Default.

7.	Expenses and Fees

The Borrower agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, negotiation, execution, delivery, implementation and administration of this Agreement including, without limitation, the reasonable fees and expenses of counsel for the Agent. The Borrower also agrees to pay to Ressources Québec Inc. upon execution of this Agreement a commitment fee in the amount specified in the invitation letter dated as of February 8, 2016 by National Bank Financial Markets and Deutsche Bank AG, Canada Branch, as co-lead arrangers and joint bookrunners, to Ressources Québec Inc.

8.	Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which taken together will constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier will be effective as delivery of a manually executed counterpart of this Agreement.

9.	Governing Law

This Agreement is governed by, and construed in accordance with, the laws of the Province of Ontario and of the laws of Canada applicable therein.

(Signature pages follow)

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

IAMGOLD CORPORATION, as Borrower

By:	/s/ Carol Banducci
Carol Banducci Chief Financial Officer

[Signature page – Amending Agreement (Increase)]

NATIONAL BANK OF CANADA, as Agent

By:	/s/ Jonathan Campbell
Name: Title:	Jonathan Campbell Director

By:	/s/ Roch Ledoux
Name: Title:	Roch Ledoux Directeur – Director

NATIONAL BANK OF CANADA, as Lender

By:	/s/ Roch Ledoux
Name: Title:	Roch Ledoux Directeur – Director

By:	/s/ Jonathan Campbell
Name: Title:	Jonathan Campbell Director

[Signature page – Amending Agreement (Increase)]

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

By:	/s/ Dan Sooley
Name: Title:	Dan Sooley Chief Country Officer

By:	/s/ David Gynn
Name: Title:	David Gynn Chief Financial Officer

CITIBANK, N.A., CANADIAN BRANCH, as Lender

By:	/s/ Samin Atique
Name: Title:	Samin Atique Authorized Signatory

By:
Name: Title:

RESSOURCES QUÉBEC INC., as new Lender

By:	/s/ Denis Williams
Name: Title:	Denis Williams General Manager

By:	/s/ Iya Touré
Name: Title:	Iya Touré Vice-President, Business Development, Major Accounts and Responsible for Ressources Québec

[Signature page – Amending Agreement (Increase)]

We, the undersigned, as Obligors under the Credit Agreement, hereby agree with the terms of this Agreement:

TRELAWNEY MINING AND EXPLORATION INC.

By:	/s/ Craig MacDougall
Name: Craig MacDougall Title: President

2324010 ONTARIO INC.

By:	/s/ Craig MacDougall
Name: Craig MacDougall Title: President

ROSEBEL GOLD MINES N.V.

By:	/s/ Carol Banducci
Name: Carol Banducci Title: Chief Financial Officer

IAMGOLD ESSAKANE S.A.

By:	/s/ Gilles Ferlatte
Name: Gilles Ferlatte Title: VP and General Manager

REPADRE CAPITAL (BVI) INC.

By:	/s/ James Collie
Name: James Collie Title: Director

[Signature page – Amending Agreement (Increase)]

AGEM LIMITED

By:	/s/ James Collie
Name: James Collie Title: Director

[Signature page – Amending Agreement (Increase)]

SCHEDULE

Lender’s Applicable Percentage

REDACTED